[redacted]

SECURITIES

13011399

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48915

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 03/01/2012 (MM/DD/YY) AND ENDING 2/28/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Commonwealth Capital Securities Corp

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17755 US Hwy. 19 N., Suite 400
(No. and Street)

Clearwater (City) FL (State) 33764 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kimberly A. Springsteen-Abbott (877)654-1500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO USA, LLP
(Name – *if individual, state last, first, middle name*)

Ten Penn Ctr., 1801 Market St.,Suite 1700, Philadelphia, PA 19103
(Address) (City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
APR 25 2013
REGISTRATIONS BRANCH

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kimberly A. Springsteen-Abbott, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Commonwealth Capital Securities Corp., as of February 28, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DENISE KLAIPS
MY COMMISSION # [illegible]
EXPIRES: October 04, 2016

Signature

Chief Executive Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COMMONWEALTH CAPITAL SECURITIES CORP.

INDEPENDENT AUDITOR'S REPORT, FINANCIAL STATEMENTS, SUPPLEMENTARY INFORMATION, AND OTHER MATTERS

FEBRUARY 28, 2013

The report accompanying these financial statements was issued by BDO USA, LLP, a Delaware limited liability partnership and the U.S. member of BDO International Limited, a UK company limited by guarantee.

BDO

Commonwealth Capital Securities Corp.

Contents

BDO

Tel: 215-564-1900
Fax: 215-564-3940
www.bdo.com

Ten Penn Center
1801 Market Street, Suite 1700
Philadelphia, PA 19103

Independent Auditor's Report

The Board of Directors
Commonwealth Capital Securities Corp.
Clearwater, Florida

We have audited the accompanying financial statements of **Commonwealth Capital Securities Corp.**, which comprise the statement of financial condition as of February 28, 2013, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

BDO

Page Two
The Board of Directors
Commonwealth Capital Securities Corp.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Commonwealth Capital Securities Corp.** as of February 28, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in pages 13 to 15 required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

BDO USA, LLP

Philadelphia, Pennsylvania

April 15, 2013

Commonwealth Capital Securities Corp.

Statement of Financial Condition

February 28,		2013
Assets		
Cash and cash equivalents	$	210,465
Prepaid expenses		19,738
	$	230,203
Liabilities and Stockholder's Equity		
Liabilities		
Accounts payable - Commonwealth Capital Corp.	$	126,188
Accrued marketing reallowance		32,023
Other accrued expenses		12,045
Total Liabilities		170,256
Stockholder's equity		
Common stock, $1 par value		
Authorized 1,000 shares		
Issued and outstanding 50 shares		50
Additional paid-in capital		230,244
Retained (Deficit)		(170,347)
Total Stockholder's Equity		59,947
Total Liabilities and Stockholder's Equity	$	230,203

See accompanying notes to financial statements.

Commonwealth Capital Securities Corp.

Statement of Operations

Year ended February 28,	2013
Revenues	
Commission	$ 1,322,580
Interest and other income	34
Total Revenues	1,322,614
Expenses	
Commissions	1,025,410
Compensation	251,988
Regulatory fees	40,131
Operating expenses	64,080
Total Expenses	1,381,609
Loss before provision for income taxes	(58,995)
Benefit for income taxes, net	-
Net Loss	$ (58,995)

See accompanying notes to financial statements

Commonwealth Capital Securities Corp.

Statement of Changes in Stockholder's Equity

	Number of Shares		*Amount*		*Paid-In Capital*		*Retained (Deficit)*		*Total*
Balance, March 1, 2012	50	$	50	$	177,920	$	(111,352)	$	66,618
Capital contributions	—		—		39,600		—		39,600
Forgiveness	—		—		12,724		—		12,724
Net Loss	—		—		—		(58,995)		(58,995)
Balance, February 28, 2013	**50**	**$**	**50**	**$**	**230,244**	**$**	**(170,347)**	**$**	**59,947**

See accompanying notes to financial statements.

Commonwealth Capital Securities Corp.

Statement of Cash Flows

Year ended February 28,		2013
Cash flows from operating activities		
Net loss	$	(58,995)
Adjustments to reconcile net loss to net cash used in operating activities		
Changes in assets and liabilities:		
Prepaid expenses		1,485
Accounts payable - Commonwealth Capital Corp.		(51,065)
Accrued marketing reallowance		6,938
Other accrued expenses		3,874
Net cash used in operating activities		(97,763)
Cash flows from investing activities		
Capital contributions		39,600
Net cash provided by investing activities		39,600
Net decrease in cash and cash equivalents		(58,163)
Cash and cash equivalents at beginning of year		268,628
Cash and cash equivalents at end of year	$	210,465

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING ACTIVITIES:

Forgiveness of related-party payables	$12,724

See accompanying notes to financial statements.

1. Organization and Significant Accounting Policies

Organization

Commonwealth Capital Securities Corp. (the "Company") is a wholly owned subsidiary of Commonwealth of Delaware, Inc., which is a wholly owned subsidiary of Commonwealth Capital Corp. (the "Parent" or "Commonwealth").

The Company has registered with the Securities and Exchange Commission as a broker-dealer pursuant to Section 17 of the Securities Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates under the exemptive provisions of SEC Rule 15c3-3. The Company sells units of its affiliated partnerships through broker/dealer firms to their customers throughout the United States.

The Company does not hold funds or securities for, or owe any money or securities to, customers and does not carry amounts of, or for customers. Accordingly, the Company operates under the exemptive provisions of Securities and Exchange Commission ("SEC") Rule 15c3-3(k)(2)(i).

Cash and cash equivalents

The Company considers all highly liquid investments with a maturity of three months or less to be cash and cash equivalents. Cash and cash equivalents, at February 28, 2013, was held in the custody of one financial institution. Bank accounts are federally insured up to $250,000. At times, the balances may have exceeded federally insured limits. At February 28, 2013, the total cash balance did not exceed FDIC insured limits. The Company mitigates risk by depositing funds with a major financial institution. The Company has not experienced any losses in such accounts, and believes that it is not exposed to any significant credit risk.

1. Organization and Significant Accounting Policies (continued)

Commission Expense

Selling commissions are generally 7% of the partners' contributed capital and dealer manager fees are 2% of the partners' contributed capital. Up to 1% of partners' contributed capital can be paid to broker-dealers as a marketing reallowance. These costs have been deducted in the accompanying financial statements.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Income Taxes

The Company accounts for income taxes under the provisions of Accounting Standards Codification ("ASC") 740.

Disclosure of Fair Value of Financial Instruments

Estimated fair value was determined by management using available market information and appropriate valuation methodologies available to them as of February 28, 2013. However, judgment was necessary to interpret market data and develop estimated fair value. Carrying value of financial instruments reported in the accompanying balance sheets for cash, accounts payable and other assets and liabilities are carried at amounts which reasonably approximate their fair values as of February 28, 2013 due to the immediate or short-term nature of these financial instruments.

1. Organization and Significant Accounting Policies (continued)

Subsequent events

Subsequent events have been evaluated through April 15, 2013, the date that the financial statements were available to be issued.

Commitments, Contingencies, and Guarantees

As of February 28, 2013, there are no contingencies or claims against the Company in which the Company is aware, except as disclosed below.

In August 2012, the Company and its Parent, received communication from the staff of the U.S. Securities and Exchange Commission with respect to the interpretation and application of the term "control person" with regards to the limits on reimbursement of certain expenses. The staff had also indicated on their communication that they are not suggesting any improper intent or a willful violation. The staff of FINRA raised similar and other issues during its follow-up inspection. As a result of ongoing correspondence and conversations, Commonwealth voluntarily provided clarifying information, and clarifying changes that have been made in disclosures in registration and other documents used by funds. Management believes that resolution of these issues with these agencies will not result in any adverse financial impact on the Company; Commonwealth is involved in discussions with staff members to finalize a resolution of these matters, but no assurance can be provided until resolution comes to conclusion.

2. Transactions with Related Parties

Commission Revenue and Brokerage Fee Expense

The Company recognizes commission revenue and brokerage fee expense on an accrual basis based on the trade date of the underlying customer transactions.

The Company earns commission revenue of up to 10% on sales of

limited partnership units. The commission revenue for the year ended February 28, 2013 is related to Commonwealth Income & Growth Private Fund V.

Expenses

The Parent reimburses the Company for certain expenses incurred by the Company. For the year ended February 28, 2013, no amounts were reimbursed by the Parent to the Company. In addition, expenses incurred by the Parent in connection with the administration and operation of the Company may not be reimbursed directly to the Parent. The operating results or financial condition of the Company may have been significantly different had the companies been autonomous.

Forgiveness of Related Party Payables

In accordance with ASC Topic 470-50 *Debt Modifications and Extinguishments*, the Company accounts for forgiveness of related party payables as equity transactions. For the period ended February 28, 2013, the Company recorded $12,724 related to forgiveness of payables to CCC.

3. Regulatory Net Capital Requirements

The Company is subject to the net capital rules of the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15-to-1. At February 28, 2013, the Company's regulatory net capital, required regulatory net capital, and ratio of aggregate indebtedness to regulatory net capital were as follows:

Regulatory net capital	$	40,209
Required regulatory net capital	$	11,351
Ratio of aggregate indebtedness to regulatory net capital		4.2-to-1

4. Income Taxes

The Company is a member of a consolidated group for federal income tax purposes and files as a separate entity for state income tax purposes. Income taxes have been provided as though the Company were a taxpaying entity separate from the consolidated group of which it is a member.

Due to the net operating loss of the Company, there is no provision for income taxes for the year ended February 28, 2013. The Company has Pennsylvania net operating loss carry forwards of approximately $227,000 at February 28, 2013, which will expire through 2032. The Company has recorded a full valuation allowance against the deferred tax asset resulting from the net operating loss carry forward.

The Company recognizes potential accrued interest and penalties related to unrecognized tax benefits as a component of income tax expense. To the extent interest and penalties are not assessed with respect to uncertain tax positions, amounts accrued will be reduced and reflected as a reduction of the overall income tax positions. The Company recorded no interest and penalties during the year ended February 28, 2013 and had no accrued interest and penalties as of February 28, 2013.

In addition, the Company does not have any entity level uncertain tax positions. For the year ended February 28, 2013, the Company did not identify any uncertain tax positions taken or expected to be taken in an income tax return which would require adjustment to or disclosure in its financial statements. The Company is subject to Pennsylvania state tax examinations for the years subsequent to February 28, 2010.

SUPPLEMENTARY INFORMATION

Commonwealth Capital Securities Corp.

Computation of Net Capital under Rule 15c3-1

February 28,		2013
Net capital		
Total stockholder's equity from statement of financial condition	$	59,947
Deductions and/or charges		
Non-allowable assets		
Prepaid expenses		19,738
Total non-allowable assets		19,738
Regulatory net capital	$	40,209
Computation of Basic Regulatory Net Capital Requirement		
Minimum regulatory net capital required	$	11,351
Excess regulatory net capital	$	28,858
Computation of aggregate indebtedness		
Accounts payable - Commonwealth Capital Corp.		126,188
Accrued Marketing reallowance		32,023
Other accrued expenses		12,045
Aggregate indebtedness	$	170,256
Ratio of aggregate indebtedness to regulatory net capital		4.2-to-1

Commonwealth Capital Securities Corp.

Reconciliation of the Computation of Net Capital under Rule 15c3-1

February 28, 2013

In accordance with SEC Rule 17a-5(d)(4), the Company has no material differences to report.

Commonwealth Capital Securities Corp.

Statement Regarding SEC Rule 15c3-3

February 28, 2013

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) of that Rule.

OTHER MATTERS

BDO

Tel: 215-564-1900
Fax: 215-564-3940
www.bdo.com

Ten Penn Center
1801 Market Street, Suite 1700
Philadelphia, PA 19103

Report on Internal Accounting Control Required by SEC Rule 17a-5 (g) (1)

The Board of Directors
Commonwealth Capital Securities Corp.
Clearwater, Florida

In planning and performing our audit of the financial statements of **Commonwealth Capital Securities Corp.** ("Company"), as of and for the year ended February 28, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

BDO

Page Two
The Board of Directors
Commonwealth Capital Securities Corp.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control that we consider to be a material weakness, as defined previously.

BDO

Page Three
The Board of Directors
Commonwealth Capital Securities Corp.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at February 28, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BDO USA, LLP

Philadelphia, Pennsylvania

April 15, 2013

BDO

Tel: 215-564-1900
Fax: 215-564-3940
www.bdo.com

Ten Penn Center
1801 Market Street, Suite 1700
Philadelphia, PA 19103

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

The Board of Directors
Commonwealth Capital Securities Corp.
Clearwater, Florida

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended February 28, 2013, which were agreed to by **Commonwealth Capital Securities Corp.** ("Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). **Commonwealth Capital Securities Corp.'s** management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. We compared the listed assessment payment in Form SIPC-7 with the respective cash disbursement record entries. We noted no differences in making this comparison;

2. We compared the amounts reported on the audited Form X-17A-5 for the year ended February 28, 2013, as applicable, to the amounts reported in Form SIPC-7 for the year ended February 28, 2013. We noted no differences in making this comparison;

3. We compared the amounts reported in Form SIPC-7 to the amounts reported in the audited financial statements as of and for the period ended February 28, 2013. We noted no adjustments to the amounts reported in Form SIPC-7;

Page Two
The Board of Directors
Commonwealth Capital Securities Corp.

4. We proved the arithmetical accuracy of the calculations reflected in Form SIPC-7. We noted no arithmetic differences; and

5. There were no overpayments applied to the current assessment Form SIPC-7.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

BDO USA, LLP.

Philadelphia, Pennsylvania

April 15, 2013